Exhibit 21

LANCASTER COLONY CORPORATION AND SUBSIDIARIES

SUBSIDIARIES OF REGISTRANT

Name	Segment	State of Incorporation
T. Marzetti Company	Specialty Foods	Ohio
Marzetti Frozen Pasta, Inc.*	Specialty Foods	Iowa
New York Frozen Foods, Inc.*	Specialty Foods	Ohio
Sister Schubert's Homemade Rolls, Inc.*	Specialty Foods	Alabama
The Quality Bakery Company, Inc.*	Specialty Foods	Ohio

All subsidiaries conduct their business under the names shown.

*	Indicates indirect subsidiary